EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.	Reporting Issuer
Brigus Gold Corp.
1969 Upper Water Street, Suite 2001
Purdy's Wharf Tower II
Hallifax, Nova Scotia
B3J 3R7
ITEM 2.	Date of Material Change
February 23, 2012.
ITEM 3.	Press Releases
Press release in the form of Schedule A attached hereto was disseminated on February 23, 2012 via Marketwire news service.
ITEM 4.	Summary of Material Change
Brigus Gold Corp. (“Brigus” or the “Company”) (TSX and NYSE Amex: BRD) has announced that it has entered into an agreement with a syndicate of underwriters, led by Cormark Securities Inc., pursuant to which the underwriters have agreed to buy and sell to the public 15,790,000 common shares ("Common Shares") of the Company at a price of $0.95 per Common Share, for gross proceeds to the Company of approximately $15 million (the "Offering").
The Underwriters will also have the option, exercisable in whole or in part at any time up to 30 days after the closing of the Offering, to purchase up to an additional 2,368,500 Common Shares of the Company. In the event that the option is exercised in its entirety, the aggregate gross proceeds of the Offering will be approximately $17.25 million. Closing of the Offering is expected to occur on or about March 15, 2012 and is subject to regulatory approval including that of the Toronto Stock Exchange.
The Common Shares to be issued under the Offering will be offered by way of a short form prospectus in all provinces in Canada, excluding Quebec.
The net proceeds of the Offering will be used to fund development activities at the Company's Black Fox Mine and for general corporate purposes and working capital.
ITEM 5.	Full Description of Material Change
See Schedule A attached.
ITEM 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
ITEM 7.	Omitted Information
Not applicable.
ITEM 8.	Executive Officer
The following officers of the Company may be contacted for further information:

Jennifer Nicholson, CA	Katherine Burgess
Vice President, Investor Relations	Manager, Stakeholder Relations
Phone: (902) 422-1421	Phone: (902) 422-7184
Email: jnicholson@brigusgold.com	Email: kburgess@brigusgold.com

ITEM 9.	Date of Report
This report is dated this 23rd of February, 2012.

Schedule A

TSX : BRD

February 23, 2012 08:14 ET

Brigus Gold Corp. Announces $15 Million
Bought Deal Equity Financing

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TORONTO, ONTARIO--(Marketwire - Feb. 23, 2012) - Brigus Gold Corp. (TSX:BRD) (the "Company" or "Brigus") has today entered into an agreement with a syndicate of underwriters led by Cormark Securities Inc. and including Haywood Securities Inc., BMO Capital Markets, Fraser Mackenzie Limited and Casimir Capital Ltd. (collectively, the "Underwriters") pursuant to which the Underwriters have agreed to buy and sell to the public 15,790,000 common shares ("Common Shares") of the Company at a price of $0.95 per Common Share, for gross proceeds to the Company of approximately $15 million (the "Offering").

The Underwriters will also have the option, exercisable in whole or in part at any time up to 30 days after the closing of the Offering, to purchase up to an additional 2,368,500 Common Shares of the Company. In the event that the option is exercised in its entirety, the aggregate gross proceeds of the Offering will be approximately $17.25 million. Closing of the Offering is expected to occur on or about March 15, 2012 and is subject to regulatory approval including that of the Toronto Stock Exchange.

The Common Shares to be issued under the Offering will be offered by way of a short form prospectus in all provinces in Canada, excluding Quebec. The securities described herein have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Act or unless an exemption from registration is available.

The net proceeds of the Offering will be used to fund development activities at the Company's Black Fox Mine and for general corporate purposes and working capital.

This news release does not constitute an offer of securities for sale in the United States. The securities being offered have not been, nor will they be, registered under the Unites States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States absent U.S. registration or an applicable exemption from U.S. registration requirements.

About Brigus Gold

Brigus is a growing gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates the wholly owned Black Fox Mine and Mill in the Timmins Gold District of Ontario, Canada. The Black Fox Complex encompasses the Black Fox Mine and adjoining properties in the Township of Black River Matheson, Ontario, Canada. Brigus is also advancing the Goldfields Project located near Uranium City, Saskatchewan, Canada, which hosts the Box and Athona gold deposits. In Mexico, Brigus Gold has completed a transaction to sell a 75% interest in the Ixhuatan Project located in the state of Chiapas to Cangold. In the Dominican Republic, Brigus has signed an agreement to sell its remaining interests in three mineral exploration projects.

Caution Regarding Forward-Looking Information

This news release includes certain information that may constitute "forward-looking information" under applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements about the expected closing of the Offering, the use of proceeds from the Offering and the other terms of the Offering, strategic plans, spending commitments, future operations, future work programs and objectives. Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information, including the fact that regulatory approvals required in connection with the Offering will not be received, or that the other conditions of closing of the Offering will not be met, and the risks identified in the Company's annual information form under the heading "Risk Factors". There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. All forward-looking information contained in this press release is given as of the date hereof and is based upon the opinions and estimates of management and information available to management as at the date hereof. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact Information

Jennifer Nicholson, CA	Katherine Burgess
Vice President, Investor Relations	Manager, Stakeholder Relations
Phone: (902) 422-1421	Phone: (902) 422-7184
Email: jnicholson@brigusgold.com	Email: kburgess@brigusgold.com